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June 2, 2005	www.cooley.com

Via EDGAR and Facsimile	KATHRYN WALKER HALL
(650) 843-5730
khall@cooley.com

Mr. Jeffrey Riedler, Esq.
Ms. Song Brandon, Esq.
Mr. John Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3-09
Washington, D.C. 20549

Re:	XenoPort, Inc.
Registration Statement on Form S-1
SEC File No. 333-122156

Ladies and Gentlemen:

     This letter is submitted on behalf of XenoPort, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-1, File No. 333-122156, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended, covering the proposed offering of the Company’s Common Shares (the “Offering”), to provide the staff of the Commission (the “Staff”) with certain information with respect to a change in the price of the Offering from the price of the Offering reflected in the Registration Statement and the preliminary prospectus distributed in connection with the Offering (the “Distributed Preliminary Prospectus”).

     The underwriters of the Offering and the Company have negotiated that (i) the Offering price of the shares offered will be $10.50 per share as compared to the $14.00 to $16.00 price range assumed in the Distributed Preliminary Prospectus and (ii) the number of shares included in the Offering is expected to remain at 5,000,000 shares (plus 750,000 shares subject to the underwriters’ over-allotment option).

     At an Offering price of $10.50 per share, the total net proceeds to the Company will be approximately $46.9 million as compared to the approximately $67.8 million reflected in the Distributed Preliminary Prospectus (in each case assuming that the underwriters’ over-allotment option is not exercised).

     The Company respectfully submits that it does not believe that a recirculation of a preliminary prospectus is appropriate or necessary in light of this change as the Company does not believe that the reduction in net proceeds materially changes the disclosure contained in the Distributed Preliminary Prospectus. Although the reduction in Offering price will decrease the

June 2, 2005

net proceeds, such reduction would not materially change the Company’s business as currently contemplated and discussed in the Distributed Preliminary Prospectus. The Company believes that the reduction in the Offering price and the resulting decrease in proceeds would not have a material effect on the Company, its use of proceeds as stated in the “Use of Proceeds” section of the Distributed Preliminary Prospectus, in any of the disclosure with respect to the Company’s development strategy or expectations as set forth in the “Business” and other sections of the Distributed Preliminary Prospectus or in any of the risks identified in the “Risk Factors” section of the Distributed Preliminary Prospectus.

     The Company anticipates that, despite the proposed reduced Offering price, it will continue all of the research programs described in the Distributed Preliminary Prospectus, including the five identified in the “Use of Proceeds” section, on the Company’s originally anticipated schedule. The decrease in net proceeds and consequent reduction in working capital generated would not change the Company’s belief as to the sufficiency and duration of its working capital.

     As of March 31, 2005, the Company had cash, cash equivalents and short-term investments of $50.1 million and working capital of $44.5 million. The Company has carefully reviewed its projections based on the reduction in proceeds and after considering its current cash position, continues to believe that the projection appearing in “Risk Factors,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources” regarding the sufficiency of capital to satisfy its anticipated cash requirements into the first quarter of 2007 remains accurate at an Offering price of $10.50 per share. The Company notes for the Staff that the projection included in the Distributed Preliminary Prospectus was prepared using conservative assumptions. These assumptions included, for example, an inability to find a development and commercialization partner, which the Company expressly identifies as part of its development and commercialization strategy for its two lead drug candidates, XP13512 (see page 54) and XP19986 (see page 57).

     We have been informed by the managing underwriters that the normal channels of communications between the underwriters and potential purchasers are being and would be used to inform such potential purchasers of the change in the Offering price prior to the mailing of confirmation notices. All underwriters have agreed to notify all purchasers of the change in the Offering price and changes in the disclosure in the prospectus prior to confirming sales. In addition, a copy of the final prospectus would accompany each confirmation notice.

     For the foregoing reasons, we believe that the statutory standards of Section 8(a) of the Securities Act of 1933, as amended have been met without recirculation of a preliminary prospectus and that acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 is appropriate. The Company and managing underwriters previously filed a request for acceleration of effectiveness at 3:00 p.m., EDT, on June 1, 2005 or as soon as practicable thereafter and respectfully request that the Registration Statement be declared effective as soon as possible on June 2, 2005.

June 2, 2005

     Please do not hesitate to call me at (650) 843-5730 or John McKenna at (650) 843-5059 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kathryn Walker Hall

Kathryn Walker Hall

cc:	Ronald Barrett, Ph.D. (XenoPort, Inc.)
William Rieflin (XenoPort, Inc.)
William Harris (XenoPort, Inc.)
Suzanne Sawochka Hooper, Esq. (Cooley Godward LLP)
Bruce Dallas, Esq. (Davis Polk & Wardwell)